October 18, 2019

Byron C. (Chris) Wiley
President and Manager
Wiley Area Development LLC
572 Breckenridge Way
Beavercreek, OH 45430

       Re: Wiley Area Development LLC
           Amendment No. 4 to
           Offering Statement on Form 1-A
           Filed October 15, 2019
           File No. 024-11010

Dear Mr. Wiley:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2019 letter.

Amended Form 1-A filed October 15, 2019

Exhibit 1A-11, page 1

1. Please provide a currently dated consent from your independent public accounting firm.
Compilation Report of Brockman & Co., Inc., page 125

2. We refer to the compilation report of Brockman & Co, Inc. Please be advised the inclusion of a compilation report in your filing is not appropriate as the association of the accountant provides no basis for reliance. Accordingly, please remove the report from the filing. Further, your interim financial statements must comply with Rule 8-03 of
      Regulation S-X, which requires, among other items, interim financial statements to have
 Byron C. (Chris) Wiley
Wiley Area Development LLC
October 18, 2019
Page 2
         been reviewed by an independent public accountant using applicable professional standards and procedures for conducting such reviews. Please confirm your understanding of this matter and revise your interim financial statements to comply with the requirements outlined in Rule 8-03 of Regulation S-X.
June 30, 2019 Financial Statements
Notes to Financial Statements, page 129

3. Please revise the notes to your interim financial statements to state that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S(b)(5)(iii) of Form 1-A.
       You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact
John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameByron C. (Chris) Wiley                        Sincerely,
Comapany NameWiley Area Development LLC
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October 18, 2019 Page 2                                         Office of Trade
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